                                    FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                         For the month of   March 9  , 1998
                                          -----------

                       Dransfield China Paper Corporation
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

             36-42 Pok Man Street, 2/F, Mongkok, Kowloon, Hong Kong
--------------------------------------------------------------------------------
                    (Address of principal executive offices)






         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                       Form 20-F  X              Form 40-F
                                 ---                       ---

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                             Yes                        No  X
                                 ---                       ---

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b):82-_________]

Attached for filing are the unaudited interim financial statements of the registrant for the nine months ended December 31, 1997.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            DRANSFIELD CHINA PAPER CORPORATION



                                            By:  /s/ Thomas J. Kenan
                                               --------------------------------
                                               Thomas J. Kenan, Director


Date:  March 9, 1998

                              FINANCIAL STATEMENTS

                   FOR THE NINE MONTHS ENDED DECEMBER 31, 1997


               DRANSFIELD CHINA PAPER CORPORATION AND SUBSIDIARIES

                          INDEX TO FINANCIAL STATEMENTS


                                                                                               Page
                                                                                               ----

DRANSFIELD CHINA PAPER CORPORATION AND SUBSIDIARIES:

Consolidated Balance Sheets as of March 31, 1997 and
   December 31, 1997                                                                             2

Consolidated Statements of Income (unaudited) for the nine months ended
December 31, 1996 and December 31, 1997                                                          3

Condensed Consolidated Statements of Cash Flows (unaudited) for the nine months ended
December 31, 1996 and December 31, 1997                                                          4

Notes to Consolidated Financial Statements                                                     5 - 12



              DRANSFIELD CHINA PAPER CORPORATION AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET
                   AS OF MARCH 31, 1997 AND DECEMBER 31, 1997

       (Amounts in thousands, except number of shares and per share data)


                                                                                          (unaudited)         (unaudited)
                                                     Notes               3/31/97             12/31/97            12/31/97
                                                                             HK$                  HK$                 US$

ASSETS
Current assets
     Cash and bank balances                                                3,254                  419                  54
     Accounts receivable, net                                             21,255               13,043               1,683
     Inventories, net                                5                    12,441                4,223                 545
     Prepaid expenses                                                      4,359                2,009                 259
     Due from fellow subsidiaries                    6                    29,902                   54                   7
                                                                         -------              -------              ------
Total current assets                                                      71,211               19,748               2,548
Fixed assets                                                             123,161              176,304              22,748
Loan to a related company                            7                    13,366               14,350               1,852
Deposit for fixed assets                                                   1,011                  -                   -
Deferred tax asset                                   3                       517                  517                  67
Other assets                                                                 200                  200                  26
                                                                         -------              -------              ------
                                                                         209,466              211,119              27,241
                                                                         =======              =======              ======

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
     Bank loans and overdrafts, secured                                   16,718                5,559                 717
     Accounts payable                                                      8,050                  644                  83
     Accrued liabilities                                                   7,007                2,924                 377
     Income tax payable                                                      719                  885                 114
     Due to fellow subsidiaries                      6                    15,851                1,183                 153
     Due to a minority shareholder                                         2,103                  -                   -
                                                                         -------              -------              ------
Total current liabilities                                                 50,448               11,195               1,444
Minority interests                                                         5,101                   (1)                -
Due to holding company                               8                   107,286               76,488               9,869
Loan from a related company                          7                    13,366               14,350               1,852
                                                                         -------              -------              ------
                                                                         176,201              102,032              13,165
Shareholders' equity:
Common Stock, no par value,
     40,000,000 shares authorized;
     (3/31/97:9,800,000) 14,250,000 shares issued,   9                     3,004              107,091              13,818
     and fully paid up
Preferred Stock, no par value,
     10,000,000 shares authorized;
     Convertible preferred stock - Series A:
     (3/31/97:2,300,000) Nil shares issued                                26,687                 -                    -
     and outstanding
Additional paid-in capital                           11                     -                     862                 111
Contributed surplus                                                        1,530                1,530                 197
Retained earnings/(accumulated deficits)                                   2,044                 (396)                (50)
                                                                         -------              -------              ------
Total shareholders' equity                                                33,265              109,087              14,076
                                                                         -------              -------              ------
Total liabilities and shareholders' equity                               209,466              211,119              27,241
                                                                         =======              =======              ======

              The accompanying note form an integal part of these
                       consolidated financial statements.
                                       2

              DRANSFIELD CHINA PAPER CORPORATION AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
       FOR THE NINE MONTHS ENDED DECEMBER 31, 1996 AND DECEMBER 31, 1997

       (Amounts in thousands, except number of shares and per share data)


                                                                  Nine               Nine               Nine
                                                                months             months             months
                                               Notes             ended              ended              ended
                                                              12/31/96           12/31/97           12/31/97
                                                                   HK$                HK$                US$
Net sales:
     Paper handkerchiefs
     - third parties                                                  --               143                18
     - fellow subsidiaries                                        58,976            14,553             1,878
     Other paper products to third parties                        55,972            32,569             4,202
                                                            ------------      ------------      ------------
                                                                 114,948            47,265             6,098
Cost of sales:
     Paper handkerchiefs                                         (50,714)          (12,638)           (1,630)
     Other paper products                                        (51,974)          (30,666)           (3,957)
                                                            ------------      ------------      ------------
                                                                 102,688           (43,304)           (5,587)

Gross profit                                                      12,260             3,961               511

Commission income                                                  3,978                --                --

Selling, general and administrative expenses
     - third parties                             11               (9,244)           (4,286)             (554)
     - fellow subsidiaries                                        (3,955)           (1,871)             (241)
                                                            ------------      ------------      ------------
                                                                 (13,199)           (6,157)             (795)

Interest income                                                       32                 5                 1
Interest expense                                                  (1,583)             (491)              (63)
                                                            ------------      ------------      ------------
                                                                  (1,551)             (486)              (62)

Other income/(expenses)
     - compensation from supplier                                     --               750                97
     - loss on disposal of subsidiaries          4                    --              (406)              (52)
     - corporate promotion expenses              12                   --              (644)              (83)
     - others                                                         97               573                73
                                                            ------------      ------------      ------------
                                                                      97               273                35


Income/(loss) before income taxes                                  1,585            (2,409)             (311)

Provision for income taxes                       3
     - Current                                                      (905)              (31)               (4)
     - Deferred                                                      (21)               --                --
                                                            ------------      ------------      ------------
                                                                    (926)              (31)               (4)
                                                            ------------      ------------      ------------

Income/(loss) before minority interests                              659            (2,440)             (315)

Minority interests                                                   319                --                --
                                                            ------------      ------------      ------------

Net income/(loss)                                                    978            (2,440)             (315)
                                                            ============      ============      ============

Earnings/(loss) per share (cent)                 10                98.26            (22.40)            (2.89)
                                                            ============      ============      ============

Shares used in computation of
     earnings/(loss) per share                   10              995,353        12,882,546        12,882,546
                                                            ============      ============      ============


             The accompanying notes form an integral part of these
                       consolidated financial statements.

              DRANSFIELD CHINA PAPER CORPORATION AND SUBSIDIARIES

          CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED) FOR THE NINE MONTHS ENDED DECEMBER 31, 1996 AND DECEMBER 31, 1997

       (Amounts in thousands, except number of shares and per share data)

                                                                  Nine            Nine            Nine
                                                                months          months          months
                                                                 ended           ended           ended
                                                              12/31/96        12/31/97        12/31/97
                                                                  HK$             HK$             US$

Net cash provided by
  operating activities                                          41,241           14,361          1,853

Cash flows from investing activities:
  Acquisition of fixed assets                                  (52,672)         (53,143)        (6,858)
  Acquisition of further interest in a subsidiary                   --           (5,182)          (669)
  Proceeds from disposal of subsidiaries                            --              674             87
                                                              --------         --------       --------
Net cash used in investing activities                          (52,672)         (57,651)        (7,440)
                                                              --------         --------       --------

Cash flows from financing activities:
  Advances from holding company                                 40,949           47,938          6,186
  Repayment of loan to a minority shareholder                   (3,218)          (2,103)          (271)
  New issue of common stock                                         --            5,779            746
  Bank loans and overdrafts, secured                           (23,693)         (11,159)        (1,440)
                                                              --------         --------       --------
Net cash provided by financing activities                       14,038           40,455          5,221
                                                              --------         --------       --------

Net increase/(decrease) in cash and cash equivalents             2,607           (2,835)          (366)

Cash and cash equivalents, at beginning
  of period                                                        853            3,254            420
                                                              --------         --------       --------
Cash and cash equivalents, at end of period                      3,460              419             54
                                                              ========         ========       ========

              The accompanying notes form an integral part of these
                       consolidated financial statements.

               DRANSFIELD CHINA PAPER CORPORATION AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
                       Nine Months ended December 31, 1997

               (Amounts in thousands, unless otherwise stated and
                   except number of shares and per share data)


1.   BASIS OF PRESENTATION

     The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of the management, all adjustments (consisting of normal recurring accruals) considered necessary for a presentation have been included. Operating results for the nine months period ended December 31, 1997 are not necessarily indicative of the results that may be expected for the year ending March 31, 1998. For further information, refer to the consolidated financial statements and footnotes thereto for the year ended March 31, 1997 included in the previous Registration Statement.



2.   FOREIGN CURRENCY EXCHANGE

     The financial information has been prepared in Hong Kong dollars ("HK$"), the official currency of Hong Kong. Solely for the convenience of the reader, the financial statements have been translated into United States dollars ("US$") prevailing on December 31, 1997 which was US$1.00 = HK$7.75. No representation is made that the Hong Kong dollar amounts could have been, or could be, converted into US$ at that rate or any other certain rate on December 31, 1997.



3.   INCOME TAXES

     The Company was incorporated in the British Virgin Islands and, under current law of the British Virgin Islands, is not subject to tax on income or on capital gains.

     Grandom Dransfield (International) and Company Limited and Dransfield Paper
     (HK) Trading Limited ("DPT"), wholly-owned subsidiaries of the Company, were incorporated in Hong Kong and under the current Hong Kong

               DRANSFIELD CHINA PAPER CORPORATION AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
                       Nine Months ended December 31, 1997

               (Amounts in thousands, unless otherwise stated and
                   except number of shares and per share data)


3.   INCOME TAXES (continued)

     tax law, any income arising in and deriving from business carried on in Hong Kong is subject to Hong Kong tax. No tax is charged on dividends received and capital gains earned.

     Guangzhou Dransfield Paper Limited, a co-operative joint venture formed in the PRC in which the Company has a 100% interest, and Jiang Ying Dransfield Paper Co. Ltd. ("JYDP"), an equity joint venture formed in the PRC in which the Company has a 48% interest, are subject to PRC income taxes at the applicable tax rate of 33% for Sino-foreign joint venture enterprises. These two joint ventures are eligible for full exemption from joint venture income tax for the first two years starting from its first profitable year of operations followed by a 50% deduction from the third to fifth year. Under the Income Tax Law applicable to Sino-foreign joint ventures, no PRC income tax was levied on the above companies as they have not commenced operation as at December 31, 1997.

     Total income tax expense differs from the amount computed by applying Hong Kong statutory income tax rate of 16.5% (1996: 16.5%) to income before taxes as follows:

                                                                 Nine             Nine              Nine
                                                               months           months            months
                                                                ended            ended             ended
                                                             12/31/96         12/31/97          12/31/97
                                                                  HK$              HK$               US$

              Computed expected income taxes                    (261)             397                51
              Non-deductible losses of subsidiaries             (625)            (428)              (55)
              Difference between Hong Kong
                 statutory rate and Singapore
                 statutory tax rate                              (40)               -                 -
                                                              ------          -------             -----
                                                                (926)             (31)               (4)
                                                              ======          =======             =====


     The deferred tax asset arises from temporary difference associated with tax losses carried forward.

              DRANSFIELD CHINA PAPER CORPORATION AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
                      Nine Months ended December 31, 1997

               (Amounts in thousands, unless otherwise stated and
                  except number of shares and per share data)


4.   ACQUISITION AND DISPOSAL OF SUBSIDIARIES

     On March 27, 1997, the Company entered into a sale and purchase agreement to acquire the remaining 33.3% interest in CS Paper Holdings (International) Limited, a 66.7% subsidiary of the Company, and certain of its wholly-owned subsidiaries (collectively the "CSP Group") and to dispose of Dransfield Paper (S.E.A.) Pte. Limited ("DPSEA") and Central National Hong Kong Limited ("CN"), subsidiaries in which the group have 66.7% and 34% equity interests, respectively. The consideration for the disposal of DPSEA was HK$0.001. The consideration for the acquisition of the CSP Group and the disposal of CN was based on the net book value of the respective companies as at September 30, 1996.

     The amount of consideration payable to the minority shareholder of HK$3,000 was settled in cash during the nine months ended December 31, 1997.

     The agreement was conditional on the shareholders of the DHL passing, at an extraordinary general meeting, an ordinary resolution approving the agreement and the transactions. The agreement was declared unconditional on 9 May 1997 pursuant to a shareholders resolution.

     The above transaction has been accounted for using the purchase method of accounting. The excess of cost over the fair value of the net assets is HK$406 (US$52), which is reflected in the Company's statements of income for the nine months ended December 31, 1997.

5.   INVENTORIES, NET

     Inventories are comprised of:

                                                                           (Unaudited)       (Unaudited)
                                                              3/31/97         12/31/97          12/31/97
                                                                  HK$              HK$               US$

         Raw materials                                          2,207            2,376               307
         Finished goods                                        11,496            2,601               336
         Less: Allowance for obsolescence                      (1,262)            (754)              (97)
                                                             --------          -------            ------
         Inventories, net                                      12,441            4,223               545
                                                             ========          =======            ======

              DRANSFIELD CHINA PAPER CORPORATION AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
                      Nine Months ended December 31, 1997

               (Amounts in thousands, unless otherwise stated and
                  except number of shares and per share data)

6.   DUE FROM (TO) FELLOW SUBSIDIARIES

     Balances with fellow subsidiaries are unsecured, interest-free and repayable within one year. The Group utilised the banking facilities of certain fellow subsidiaries and the interest incurred on the banking facilities were reimbursed by the Group

7.   LOANS WITH A RELATED COMPANY

     In May 1995, the Company entered into an agreement with a third party, Broadsino Investment Company Limited ("Broadsino") to establish Dransfield Broadsino Paper Holdings Limited ("DBPHL"), a company which is 80% owned by the Company. DBPHL then entered into an agreement to establish a Sino-foreign equity joint venture company, JYDP, which is 60% owned by DBPHL and is principally engaged in paper manufacturing. DBPHL has committed to contribute an amount of US$9.26 million (approximately HK$72 million) to JYDP, to be financed by a shareholders' loan.

     The Company, DBPHL and Broadsino entered into a loan agreement whereby the Company and Broadsino agreed to make an interest-free shareholders' loan of US$9.26 million (approximately HK$72 million) (the "Shareholders' Loan") to DBPHL. Pursuant to another agreement, the Company agreed to make a loan of US$1,852 (approximately HK$14 million) to Broadsino, bearing compound interest at the rate of 6 percent per annum, to finance its share of the Shareholders' Loan to DBPHL. DBPHL has pledged all its assets with the Company and Broadsino for the repayment in full of the Shareholders' Loan. In addition, DBPHL also undertakes to apply any amounts, including dividends, which may be distributed by JYDP to it to repay, in full, the Shareholders' Loan. Broadsino has pledged both its 20 percent shareholding in DBPHL and any amount it may receive from DBPHL as repayment of its proportion of the Shareholders' Loan to secure the repayment, in full, of the loan from the Company. A promissory note has been issued by a wholly owned subsidiary of Broadsino in favour of the Company.

     As at December 31, 1997, the Company advanced HK$14,350 (US$1,852) to Broadsino for the capital injection in JYDP, which is classified as a loan to a related company. The same amount of HK$14,350 (US$1,852) is recorded in the consolidated financial statements a long term loan payable to Broadsino by DBPHL. The loan to and loan from a related company have no fixed repayment terms.

               DRANSFIELD CHINA PAPER CORPORATION AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
                       Nine Months ended December 31, 1997

               (Amounts in thousands, unless otherwise stated and
                   except number of shares and per share data)


8.   DUE TO HOLDING COMPANY

     The long term liability balance, which is used to finance the Group's capital investment, is unsecured and interest-free. The holding company has agreed that it will not demand payment of the amount prior to April 1, 1999.



9.   NUMBER OF SHARES OUTSTANDING

     On May 30, 1997, the Company issued 2.3 million shares of common stock to the holding company on conversion of its 2.3 million shares of Series A convertible preferred stock and issued an additional one million shares of common stock to the holding company at US$5 per share on conversion of HK$38,685 (US$5,000) of the amount due to the holding company.

     At December 31, 1997, the aggregate and per share amount of the cumulative dividends in arrears was HK$1,977 (US$255) and HK$0.86 (US$0.11), respectively.

     In early June 1997, the Company issued 150,000 new shares of common stock at US$5 per share and is currently in the progress of public offering of 150,000 additional new shares of common stock of the Company at US$5 per share (based on the market price on that date).

     On September 19, 1997, the Company issued one million shares of common stock to the holding company at US$4.25 per share (based on the market price on that date) on conversion of HK$32,936 (US$4,250) of the amount due to the holding company.

               DRANSFIELD CHINA PAPER CORPORATION AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
                       Nine Months ended December 31, 1997

               (Amounts in thousands, unless otherwise stated and
                   except number of shares and per share data)


10.  EARNINGS/(LOSS) PER SHARE

     The earnings per common and common equivalent share for the nine months ended December 31, 1996 were computed by dividing net income applicable to common and common equivalent shares by the weighted average number of 995,353 shares of common stock and common stock equivalents outstanding during the nine months ended December 31, 1996. The 2.3 million shares of convertible preferred stock has been considered to be the equivalent of common stock from its issuance on September 4, 1996. Each share of the preferred stock was converted into one share of common stock on May 30, 1997. The number of shares issuable on conversion of preferred stock was added to the number of common shares.

     The loss per common and common equivalent share for the nine months ended December 31, 1997 were computed by dividing net loss applicable to common and common equivalent shares by the weighted average number of 12,882,546 shares of common stock and common stock equivalents outstanding during the nine months ended December 31, 1997. The net loss applicable to common and common equivalent shares excludes dividends in arrears amounting to HK$446 (US$57) attributable to the series A convertible preferred stock for the period from April 1, 1997 to May 30, 1997 (date of conversion to common stock - see note 9). The conversion of the 2.3 million shares of the series A convertible preferred stock before May 30, 1997 and the exercise of warrants and stock options were not assumed in the calculation of loss per common and common equivalent share because the effect would have been antidilutive.

     In February 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings per" ("FAS 128"), which is required to be adopted on March 31, 1998. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. Under the new requirements for calculating primary earnings per share, the dilutive effect of stock options will be excluded. The impact of FAS 128 on the calculation of earnings per share for the year ended March 31, 1997 is not expected to be material.

               DRANSFIELD CHINA PAPER CORPORATION AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
                       Nine Months ended December 31, 1997

               (Amounts in thousands, unless otherwise stated and
                   except number of shares and per share data)

11.  STOCK OPTION

     The Company has adopted a stock option plan ("the Plan") since November 20, 1996, which were further amended on May 29, 1997. The Plan provides that non-transferable option may be granted by the directors to any employee, director, officer, consultant or advisor of the Company, its corporate parent, or its subsidiaries. The options are for 4-year terms but may not be exercised during the first year from date of grant. The exercise price for each option shall be set by the directors but may not be less than 80 percent of the average or closing price of the Company's Common Stock during the five trading days prior to the date of grant or, if the Common Stock is not trading, not less than the net book value per share of the Company's Common Stock as reflected in the Company's latest balance sheet. The total number of shares of Common Stock which can be subject to the options at any time, both under the Plan and otherwise, shall not exceed 10 percent of the number of shares of Common Stock then issued and outstanding. No person can be granted options which, if fully exercised, would result in that person's owning more than 25 percent of the aggregate number of shares issuable under the Plan.

     The options of 575,000 shares with an exercise price of US$2.80 per share remained outstanding on December 31, 1997. The Company accounts for all options under APB Opinion No. 25 and related interpretations, under which an amount of HK$862(US$111) representing amortization of stock option expenses for the nine months period to December 31, 1997 has been charged to selling, general and administrative expenses with the corresponding credit being reflected as additional paid in capital.

12.  CORPORATE PROMOTION EXPENSES

     The Company became a listed company on Nasdaq in April 1997. An amount of approximately HK$644 (US$83) has been incurred and expended during the nine months period to December 31, 1997 for corporate expenses incurred in relation to various expenses associated with reporting, communicating to shareholders and investors and the maintenance costs associated with the various compliance filings as required by various authorities.

               DRANSFIELD CHINA PAPER CORPORATION AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
                       Nine Months ended December 31, 1997

               (Amounts in thousands, unless otherwise stated and
                   except number of shares and per share data)

13.  FINANCIAL INSTRUMENTS

     The carrying amount of the Company's cash and bank balances approximate their fair value because of the short maturity of those instruments. The carrying amounts of the Company's borrowing approximate their fair value based on the borrowing rates currently available for borrowings with similar terms and average maturities, except for the loans from holding company, which, due to their nature, the fair value is not determinable.


14.  CONCENTRATION OF RISK

     Concentration of credit risk:

     The Group's principal activities are distribution of fine paper and paper handkerchiefs. The Group has long standing relationships with most of its customers. The Group performs ongoing credit evaluation of its customers' financial conditions and, generally does not require collateral.

     The allowance for doubtful accounts the Group maintains is based upon the expected collectibility of all accounts receivable.

     Current vulnerability due to certain concentrations:

     The Group has investments in the PRC. The value of the Group's investment may be adversely affected by significant political, economic and social uncertainties in the PRC. Although the PRC government has been pursuing economic reform policies for the past 18 years, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption or unforeseen circumstances affecting the PRC's political, economic and social life. There is also no guarantee that the PRC government's pursuit of economic reforms will be consistent or effective.